Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Nine Months Ended September 30,	2005	2004
Earnings:
Income before income taxes	$2,057	$967
Add:
Interest and fixed charges excluding capitalized interest	96	99
Portion of rent under long-term operating leases representative of an interest factor	153	144
Distributed income of investees accounted for under the equity method	3	2
Amortization of capitalized interest	7	6
Less: Undistributed equity in earnings of investments accounted for under the equity method	9	9

Total earnings available for fixed charges	$2,307	$1,209

Fixed charges:
Interest and fixed charges	$105	$109
Portion of rent under long-term operating leases representative of an interest factor	153	144

Total fixed charges	$258	$253

Ratio of earnings to fixed charges	8.94x	4.78x

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